Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2010

Prepared as at November 15, 2010

Index

Overview	3
Summary of Results	3
Number of common shares and warrants	4

Business environment	5
Risk factors	5
Forward looking statements	5
Business plan	6

Results of operations	6

Liquidity and Capital Resources	8
Working capital	8
Key contractual obligations	9
Off balance sheet arrangements	9

Transactions with related parties	9

Financial and derivative instruments	9

Critical accounting estimates	10

Evaluation of disclosure controls and procedures	10

Outlook	10
Current outlook	10

Public securities filing	10

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the three months ended September 30, 2010 should be read in conjunction with the unaudited consolidated financial statements for the three months ended September 30, 2010 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2010. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at November 15, 2010. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

During fiscal 2007 and 2008, LiveReel entered into various agreements to finance films in exchange for certain distribution rights.  However, these arrangements were concluded in the quarter ended September 30, 2008 when the last payment relating to the distribution of King of Sorrow for $20,179 was received.

The Company announced in November 2008 it had received board authorization to invest some of its excess cash on hand in exchange traded securities.  It pursued this strategy in the last six months of fiscal 2009, but due to market conditions, no such activities occurred in the fiscal 2010.  The Company continues to review different investment opportunities both inside and outside of the film industry.

Subsequent to the end of the quarter ended March 31, 2010, a new majority shareholder took over control of the company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.  It is the new board of directors and management team’s intention to continue to review investment opportunities both inside and outside of the film industry.

On July 15th, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15th, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.

On October 4, 2010, 100,000 options issued to the Chief Financial Officer were cancelled.

The following table summarizes financial information for the 1st quarter of fiscal 2010 and the preceding seven quarters:

Quarters ended	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008

Total Revenue	-	-	-	-	-	(325)	139	1,606
Earnings (Loss) from continuing operations	(62,421)	(75,744)	(60,043)	(38,827)	(57,913)	(1,088,443)	37,631	2,255
Net loss per share - basic and diluted	0.00	0.00	0.00	0.00	0.00	(0.08)	0.00	0.01

During the quarter ended September 30, 2010, losses were decreased from the quarter ended June 30, 2010 as the Company reduced expenses by approximately $13,000.  These were comprised of the following key reductions.  First, accounting fees were reduced by approximately $15,000 as the audit for 2010 was completed.   Second, consulting fees were reduced by $7,500 on a quarter over quarter basis as the fees of the Chief Financial Officer were reduced.  Third, insurance costs were reduced by approximately $5,000 on a quarter over quarter basis as the new directors’ and officers’ policy was significantly less expensive than the previous policy.  These reductions were offset by a change in the foreign exchange loss during the period.  The Company had a foreign exchange loss of approximately $4,000 compared to a gain of $10,000 in the quarter end June 30, 2010 due to changes in the Canadian/US dollar exchange rate.

Number of Common Shares and Warrants

The number of common shares and warrants as of September 30, 2010 and November 15, 2010, the date of this report, are as follows:

	#	Exercise price (in US$)	Expiry date
Shares issued and outstanding	17,621,744

Warrants issued in november 2004	3,500,000	$0.01	November 30, 2010

Warrants issued in April 2006	1,193,600	$0.01	November 30, 2010

Warrants issued in June 2006	1,500,000	$0.01	November 30, 2010

	6,193,600

Warrants are convertible into an equal number of common shares of the Company on or before the expiry date.  On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.

8,877,200 shares issued and 6,193,600 shares issuable upon exercise of the warrants are subject to resale restrictions under U.S securities laws.

Business Environment

Risk Factors

The primary risks affecting the Company are substantially unchanged from those discussed in the Company’s annual MD&A for the year ended June 30, 2010.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.
Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	the success of the film projects in which we have interests;
•	the impact of competition;
•	the enforceability of legal rights;
•	the volatility of the entertainment industry

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal 2010 year, a copy of which has been filed on EDGAR and SEDAR. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in the first quarter of fiscal 2011.  During most of fiscal 2007 and 2008, management focused on the financing and distribution of feature films.

However, in fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

During fiscal 2009, the Company did deploy a portion of its excess cash by investing in exchange traded securities.  It did have some success in the third quarter of fiscal 2009, but then incurred significant losses in the fourth quarter of fiscal 2009.  As a result, the Company did not continue this practice in the fiscal 2010.

In April 2010, the controlling shareholder of the business changed and a new Board of Directors and management team were appointed.  The new management team will continue to pursue investment opportunities both inside and outside of the film industry.

On July 15th, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”), or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15th, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

Results of Operations

Three months ended September 30,	2010	2009
Income	-	-
Expenses	$(62,421)	$(57,913)
Net loss for period	$(62,421)	$(57,913)
Deficit at end of period	$(8,105,070)	$(7,868,035)

Overview

The following were the key events in the first quarter ended September 30, 2010 –

       The Company cancelled 100,000 options issued to the Chief Financial Officer on October 4, 2010.

The following were the key events in the first quarter ended September 30, 2009 –

    The Company entered into a new directors and officers policy which extended to June, 2010.

Income

The Company’s primary source of income historically has been earning interest income on excess cash balances.  Cash balances were too low in the three months ended September 30, 2010 to earn any such income.

Expenses

The overall analysis of the expenses is as follows:

Quarter ended September 30,	2010	2009

Consulting expenses	$40,000	$15,000
Office and general	4,864	11,010
Professional fees	8,385	-
Shareholders information	4,760	872
Bank charges and interest	205	572
Foreign exchange loss (gain)	4,207	30,459
	$62,421	$57,913

Consulting Expenses

In the three months ended September 30, 2010, consulting fees include $30,000 of fees paid to the largest shareholder and $7,500 to the new Chief Executive Officer for various consulting services rendered in the period.  No such fees were paid in 2009 to these two parties.  Consulting fees also include $2,500 paid to the Chief Financial Officer for services rendered.

In the three months ended September 30, 2009, consulting fees of $15,000 are for fees paid to the Chief Financial Officer.

Office and General

These costs include insurance and other general and administration costs. The key components of these costs are as follows:

Three months ended September 30,	2010	2009

Insurance	$4,800	$10,800
Miscelleneous	64	210
	$4,864	$11,010

Insurance costs for the three months ended September 30, 2010 and 2009 relate to a directors and officers insurance policy.  The expenses relate to amortizing the appropriate portion of the policy over the number of months in the quarter.

Miscellaneous costs include the costs of various small office expenses not categorized elsewhere in the financial statements.

Professional Fees

Professional fees in the three months ended September 30, 2010 were comprised entirely of legal fees of $8,385.  Legal fees relate primarily to the review of the Company’s public filings and general corporate matters.

There were no professional fees incurred in the three months ended September 30, 2009 as the Company tries to minimize its operating expenses.

Shareholder Information

Shareholder information costs in the three months ended September 30, 2010 and 2009  comprised transfer agent fees and filing fees of $4,760 and $872, respectively.

Foreign Exchange Loss (Gain)

Exchange loss for the three months ended September 30, 2010 and 2009 related entirely to the translation of US dollar balances and transactions into Canadian dollars at September 30 compared to the exchange rate used at June 30 as the Canadian dollar strengthened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

Liquidity and Capital Resources

Working Capital

As at September 30, 2010, the Company had a net working capital position of $63,277 compared to a working capital position of $125,648 as of June 30, 2010.   Cash on hand as at September 30, 2010 was $81,491 compared to $144,006 in cash as at June 30, 2010.

The working capital position has decreased by approximately $62,000 on a quarter-over- quarter basis primarily due to the loss the Company incurred during the quarter.

Key Contractual Obligations

These are detailed in Note 9 – commitments and contingent liabilities to the consolidated financial statements for the quarter ended September 30, 2010.

Off Balance Sheet Arrangements

At September 30, 2010 and 2009, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended September 30, 2010 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
Consulting fees include $30,000 of fees paid to the largest shareholder and $7,500 to the new Chief Executive Officer for various consulting services rendered in the three months ended September 30, 2010.  No such fees were paid in the three month period ended September 30, 2009 to either party.

Consulting fees also include $5,000 paid to the Chief Financial Officer for services rendered during the period.  (2009 - $15,000 to the Chief Financial Officer).

b)
Legal fees include $7,500 paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the period.  No such fees were paid in the three month period ended September 30, 2009.

Financial and Derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at September 30, 2010.

Credit risk is minimized as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the quarters ended September 30, 2010 and 2009, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in Note 2 to the Consolidated Financial Statements for the year ended June 30, 2010. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended September 30, 2010.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

LiveReel currently has approximately $81,000 in cash with no significant debts.

We are hopeful that we will succeed in improving the profitability of the business over time.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report and Amendment No. 1 to Form 20-F/A is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com.